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Spencer Martin
Chief Executive Officer and Cofounder at Clew

Followers   1,207

Spencer Martin (He/Him)
Chief Executive Officer and Cofounder at Clew
1mo • Edited • 🌐

Hi all!

Excited to be announcing a startup I cofounded with my friend Joyce Chiang called Clew. Our focus is on building consciousness between people and the resources they use. We are currently working on a countertop food waste recycling appliance that processes nearly all of your residential food waste in under two hours. Our design is focused around the Circular Economy and we believe no product of ours should ever end in a landfill.

We're early stage, but have just finalized our proof of concept prototype with the incredible Ronin Product Development Labs and will be spending the remainder of the year building towards our Beta prototype with Ronin in addition to the talented team at Box Clever.

We believe, like food waste recycling, the fundraising process should be equitable and accessible so we have launched an equity crowdfunding campaign with Wefunder.

You can find out more about our vision, values, how to reserve an investment in Clew, and work-to-date here: wefunder.com/getaclew

Fundraising Legal Disclosures can be found here: tinyurl.com/letsclewthis

Let's Clew This!

- Spencer

